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                           November 3, 2023

       Ian Walters, MD, MBA
       Chief Executive Officer
       Portage Biotech Inc.
       Clarence Thomas Building, P.O. Box 4649
       Road Town, Tortola
       British Virgin Islands, VG1110

                                                        Re: Portage Biotech
Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed October 31,
2023
                                                            File No. 333-275229

       Dear Ian Walters:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Steve Abrams